Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 05/21/18	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

18002652

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000   (913) 815-7119
       (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Anders Franzon   SVP, Deputy General Counsel, Cboe Exchange, Inc. (913) 815-7154
       (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X   Corporation _____ Sole Partnership _____ Partnership
                          _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: _____ 05/21/18 _____
        (MM/DD/YY)
By: _____ (Signature) _____

Cboe Exchange, Inc.
(Name of Applicant)
Anders Franzon SVP, Deputy General Counsel
(Printed Name and Title)

Subscribed and sworn before me this 21ˢᵗ day of May ,2018 by _____ (Notary Public)
                                              (Month)   (Year)

My Commission expires 08/04/19 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.





May 21, 2018

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: *Cboe Exchange, Inc.*
      Form 1 Amendment

Dear Jeanette:

On behalf of Cboe Exchange, Inc. (or the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)
- Exhibit M (updated to provide a list of firms currently approved as members or other users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits F and M currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Anders Franzon
SVP, Deputy General Counsel

Enclosures

---

400 South LaSalle Street › Chicago, IL 60605 › **cboe.com**

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,

2. Application for approval as a person associated with a member, participant or subscriber of the entity, and

3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

- Connectivity Services Agreement and Extranet Addendum to the Connectivity Services Agreement

Connectivity Services Information Document

USER INFORMATION				
Firm:				
Address:				
City:			State:	Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS			BILLING CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:

ACCOUNT ADMINISTRATORS

A Connectivity Provider must designate an Account Administrator who will be authorized to grant permission and user access within the Cboe Customer Web Portal. More than one Account Administrator may be designated and there is not a maximum number of Account Administrators allowed per Connectivity Provider. Account Administrators will be able to grant access to tools within the Customer Web Portal including, but not limited to, historical market data subscriptions; logical port request, modify or delete form; physical connection request form and invoices and billing files.

Name:	Title:
Email:	Phone:

Name:	Title:
Email:	Phone:

Connectivity Services Agreement

This Connectivity Services Agreement ("Agreement") is a binding agreement among you ("User") and each of Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Futures Exchange, LLC and Cboe C2 Exchange, Inc. (collectively, the "Exchange"), with principal offices at 400 S. LaSalle Street, Chicago, Illinois 60605, and shall be effective as of the date executed on the signature page hereof (the "Effective Date").

1.   Services. This Agreement authorizes User to receive the Services. As used in this Agreement, "Services" shall mean (i) those services described on User's connectivity order form (the "Order Form") and (ii) any other connectivity services provided by the Exchange to User to the extent such services are not addressed by another agreement between the Exchange and User. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by the Exchange to continue any aspect of the Services in their current form. The Exchange may from time to time make additions, deletions or modifications to the Services. In such event, the Exchange shall use commercially reasonable efforts to notify User prior to any such change becoming effective. User's continued use of the Services following the modification will constitute User's acceptance of the modification.

2.   Connectivity and Redistribution. User is solely responsible for providing and maintaining all necessary electronic communications required to link to the Services, including wiring, computer hardware, software, communication line access, and networking devices (as applicable). This Agreement authorizes User to access the Exchange physically in order to provide Authorized Third Parties (as defined herein) with access to the Exchange and/or certain data feeds associated therewith and/or certain other authorized non-Exchange services. In order to receive and/or redistribute Exchange data, User shall also enter into a market data agreement with the Exchange (the "Data Agreement"). Nothing herein shall limit User's requirements and obligations arising under the Data Agreement, if applicable. User shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to the Exchange. User shall comply with all reasonable security specifications or requirements of the Exchange in order to prevent the Exchange and Exchange data from being improperly used or accessed, or from being improperly taken. User shall not provide any third party with access to the Exchange or Exchange data unless such third party is an Authorized Third Party, pursuant to the Exchange's prior written consent. For purposes of this Agreement, an "Authorized Third Party" is a party that the Exchange has approved to connect to the Exchange via connectivity supplied by User and/or to receive Exchange data or other Exchange authorized services transmitted through User.

2.1 Approval and Termination Notice Requirements. In order for a party to be approved as an Authorized Third Party, User must submit a request to the Exchange that includes the name and contact information of the party to whom connectivity will be provided. The Exchange will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by the Exchange, User may not provide the applicable party with connectivity to the Exchange. In the event User desires to terminate the provision of Services to an Authorized Third Party, User must submit written notice to the Exchange that identifies the name of the Authorized Third Party and the effective date of such termination. All notifications submitted to the Exchange pursuant to this Agreement shall be given in accordance with the applicable Connectivity Manual, available here or here (Cboe Futures Exchange only), each as may be amended from time to time (the "Connectivity Manual"). If any Authorized Third Party fails to comply with any of the conditions, terms or provisions of this Agreement, as applicable to such Authorized Third Party, a Data Agreement, or any other agreement between an Authorized Third Party and the Exchange or an affiliate of the Exchange, and the Authorized Third Party has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if an Authorized Third Party has made any representation in any such agreement which was or has become untrue, then User shall, within five (5) business days after receipt of notice from the Exchange of such failure or untruth, cease providing access to the Exchange and/or Exchange data to such Authorized Third Party and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to the Exchange.

2.2 List of Authorized Third Parties. User shall maintain, keep current, and provide to the Exchange promptly upon request a list of Authorized Third Parties to whom User provides access to the Exchange and/or certain data feeds associated therewith. Unless otherwise provided by the Exchange, User shall use reasonable efforts to respond to such a request within fifteen (15) days of receipt of the request.

2.3 Network Requirements. User must comply with all applicable Cboe Global Markets Network Requirements, contained in the Connectivity Manual. The Exchange will provide notice of any material amendments to the Cboe Global Markets Network Requirements and User shall comply with the amended Cboe Global Markets Network Requirements within thirty (30) days of receipt of such notice.

3.   Fees.

3.1 Services Fees. User agrees to make timely payment of all Services fees, as well as any applicable late fees, in accordance with the payment terms set forth in the Order Form or, if none are specified, within thirty (30) days of the invoice date. In the event of User's failure to make payment within such time period, the Exchange reserves the right to terminate the subject Service or Services upon notice to User. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Services. User shall pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

3.2 Adjustments to Services Fees. The Exchange may adjust the fees for the Services upon reasonable notice to User; provided, however, that the Exchange may pass through to User, without notice, any third party charges, fees, taxes, or terms and conditions incurred by the Exchange in connection with the provision of Services. If User is receiving a physical connection from the Exchange, User may acquire a physical connection for transition purposes at no additional cost, provided that User transitions its connection within three (3) weeks from the date at which the replacement connection is live (i.e., the Exchange switchport is configured and connected to a User circuit or cross-connect). If, after three (3) weeks, the legacy connection is not terminated, User will be charged for an additional connection.

4.   Term. The initial, one (1) month term of this Agreement shall commence upon the Effective Date and shall automatically renew for additional one (1) month terms at the beginning of each subsequent calendar month thereafter, unless terminated by User or the Exchange as provided below.

5.   Termination.

5.1 By User. User may terminate this Agreement, or cancel any physical connection provided hereunder, upon thirty (30) days' prior written notice to the Exchange.

5.2 By the Exchange. The Exchange may terminate this Agreement, any or all of the Services provided hereunder, or any authorization to allow connectivity to an Authorized Third Party at any time or from time to time upon thirty (30) days' prior written notice to User. Notwithstanding the foregoing, the Exchange may suspend or terminate the Services immediately upon notice to User if it determines, in the Exchange's sole reasonable discretion, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that the Exchange determines are or may be detrimental to the Exchange, its investors or its Exchange Members, Trading Permit Holders or Trading Privilege Holders (each as defined in the Exchange Rules), as applicable including without limitation detrimental to the performance and operation of the Services; (iii) User has become insolvent; has made an assignment for the benefit of creditors; is not paying debts as they become due, or admits, in writing, its inability to pay debts when due; has filed, or has filed against it, any petition under any applicable bankruptcy laws or an application for a receiver, trustee, or custodian of User is made by anyone; or User becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition, or otherwise poses a credit risk to the Exchange, its investors or its Exchange Members, Trading Permit Holders or Trading Privilege Holders, as applicable; (iv) User is retransmitting or republishing any Exchange data feeds, including market data, or providing any connectivity to the Exchange without the prior approval of the Exchange; (v) User has violated any Exchange Rules; or (vi) if User is a Member, Trading Permit Holder or Trading Privilege Holder of an Exchange, User ceases to be a Member, Trading Permit Holder or Trading Privilege Holder in good standing with the applicable Exchange, or User is otherwise no longer authorized to use the Services; or (vii) any representations or warranties made by User in connection with this Agreement are or become false or misleading.

5.3 Consequences of Termination. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease and User shall immediately pay to the Exchange any and all amounts owed to the Exchange under this Agreement, including without limitation all Services fees owed in respect of the entirety of the then current calendar month (e.g., if the Agreement is terminated on February 15th, Users shall nevertheless be required to pay the Exchange the monthly Services fees for the entirety of the month of February). The following Sections will survive the termination or expiration of this Agreement for any reason: Sections 3, 5.3, and 6 through 14. In no event will termination of this Agreement relieve User of any obligations incurred prior to the effective date of termination or through its use of or connection to the Services.

6.   Disclaimer of Warranty. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO ANY SOFTWARE OR OTHER MATERIALS, OR ANY SERVICES, MADE

AVAILABLE TO USER, AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY THE EXCHANGE WILL MEET USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. THE EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICES AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE SERVICES BY ANOTHER PERSON HAVING ACCESS TO THE SERVICES INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

7.   No Consequential Damages. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATIONS (AS DESCRIBED BELOW), UNDER NO CIRCUMSTANCES WILL THE EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF THE SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, THE EXCHANGE MAY BE LIABLE TO USER, IF USER IS AN EXCHANGE MEMBER, TRADING PERMIT HOLDER OR TRADING PRIVILEGE HOLDER, TO THE EXTENT SUCH LIABILITY ARISES BASED ON ITS THEN APPLICABLE EXCHANGE RULE CONCERNING LIMITATION OF LIABILITY. EXCEPT FOR FRAUD, WILLFUL MISCONDUCT, OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATIONS STATED BELOW, THE EXCHANGE'S TOTAL LIABILITY IN RESPECT OF ANY AND ALL CLAIMS ARISING FROM OR RELATED TO THIS AGREEMENT, IN CONTRACT, TORT, OR OTHERWISE, WILL BE LIMITED TO THE LESSER OF: (i) ACTUAL DAMAGES INCURRED BY CLIENT AS A DIRECT RESULT OF THE EXCHANGE'S ACT OR OMISSION, AND (ii) $10,000.

8.   Indemnification by User. User agrees to indemnify and hold harmless the Exchange, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Agreement, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from the Exchange's willful misconduct, fraud or breach of the Exchange's obligations under this Agreement.

9.   Indemnification by the Exchange. The Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries and affiliates, and its and their respective officers, directors, employees, and agents, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right. All obligations of each Exchange are several and not joint, and in no event shall an Exchange have any liability or obligation with respect to the acts or omissions of any other Exchange to this Agreement.

10.   Assignment. User's rights hereunder to use the Services during the term of this Agreement are personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement, or any of its rights or obligations hereunder, without the Exchange's prior approval, which will not be unreasonably withheld. The Exchange may assign or transfer this Agreement, or any of its rights or obligations hereunder, to a related or unrelated party, upon notice to User.

11.   Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

12.   Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

13.   Amendment. This Agreement may be amended from time to time by the Exchange in its sole discretion, and the Exchange shall provide reasonable notice to User prior to any such amended Agreement becoming effective. Use of any Services following any amendment of this Agreement becoming effective shall constitute User's agreement to such amendment.

14.   Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing to the Exchange at the address specified above or to User at its last reported principal office address. No waiver under this Agreement will be effective unless executed in writing and signed by the party waiving any of its rights hereunder. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. This Agreement, together with the Order Form, any addendums or schedules hereto and any other documents incorporated by reference, constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter, and supersedes all prior writings or understandings with respect to such subject matter. In the event of any conflict between the business terms of the main body of this Agreement and any business terms set forth in an Order Form, such terms set forth in the Order Form shall govern.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Cboe BZX Exchange, Inc.; Cboe BYX Exchange, Inc.;
Cboe EDGA Exchange, Inc.; Cboe EDGX Exchange, Inc.;
User :_____   Cboe Futures Exchange, LLC; Cboe C2 Exchange, Inc.

Signature:_____   Signature:_____

Printed Name:_____   Printed Name:_____

Title:_____   Title:_____

Date:_____

Extranet Addendum to the
Connectivity Services Agreement

This Addendum (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and among each of Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Futures Exchange, LLC and Cboe C2 Exchange, Inc. (collectively, the "Exchange") and the user referenced below ("User"). Terms not defined in this Addendum shall have the meanings set forth in that certain Connectivity Services Agreement executed by and between the Exchange and User, as may be amended from time to time (the "Connectivity Services Agreement").

User's execution of this Addendum is optional. By signing this Addendum, User identifies itself as an extranet (an "Extranet") and agrees to adhere to all obligations of an Extranet as set forth in the U.S. Equities/Options/Futures Extranet Manual, as may be amended from time to time (the "Extranet Manual"), and authorizes the Exchange to identify User as an Extranet and to include User's sales contact and service offerings in materials made publicly available on the Exchange's website.

Executed versions of this Addendum and any other requested documents can be delivered to the Exchange via email to MembershipServices@cboe.com.

TERMS OF ADDENDUM

Whereas the Exchange provides certain services to User pursuant to the Connectivity Services Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and the Exchange agree as follows:

1.   **Scope.** This Addendum shall be deemed to supplement the Connectivity Services Agreement. Except as set forth herein, all of the terms and conditions of the Connectivity Services Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum; provided, however, that in the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the Connectivity Services Agreement, the terms and conditions of this Addendum control.

2.   **Modification of Connectivity Services Agreement.** User hereby requests that the Exchange identify User as an Extranet and hereby acknowledges and agrees to adhere to all requisite obligations of an Extranet as specified in the Extranet Manual. Such obligations include, without limitation, having provisioned redundant, high speed connections to the Exchange for use by multiple Exchange Members. Trading Permit Holders or Trading Privilege Holders. The Exchange agrees that it will include User's sales contact and service offerings in materials made publicly available by the Exchange, including publication on the Exchange's website and/or any other promotional materials as determined in the Exchange's reasonable discretion, within two (2) weeks of both execution of this Addendum and verification that User is in compliance with the specific Extranet requirements set forth in the Extranet Manual.

3.   **Obligations of Extranet.** By entering into this Addendum, User acknowledges and agrees to the following:

        (a)   User has no rights in or to Exchange data, except for the right to transmit the Exchange data to the degree permitted under this Addendum, the Connectivity Services Agreement and the Data Agreement. User acknowledges and agrees that the Exchange has (i) proprietary rights in the information and data that originates on, derives from or relates to markets that are regulated, operated or administered by the Exchange, in the information and data that relates to individuals and entities that are regulated by the Exchange, and in the information and data that relates to activities that are regulated or operated by the Exchange, and (ii) compilation rights or other rights in information and data gathered from other sources. All Exchange data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of the Exchange. User shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by the Exchange, its licensees, transferees and assignees, of the proprietary rights of the Exchange to Exchange data and the

Exchange's networks and system.

(b)   User agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of User's network and not otherwise in violation of this Addendum or the Connectivity Services Agreement) or alter Exchange data received through and from its connection to the Exchange; (ii) not to affect the integrity of Exchange data; and (iii) not to render Exchange data inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. User represents that it will not interfere with or adversely affect any of the component parts or processes of Exchange data, its connection to any of the Exchange's systems, or any use thereof by any other Authorized Third Party.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

Cboe BZX Exchange, Inc.; Cboe BYX Exchange, Inc.;
Cboe EDGA Exchange, Inc.; Cboe EDGX Exchange, Inc.;

User :_____   Cboe Futures Exchange, LLC; Cboe C2 Exchange, Inc.

Signature:_____   Signature:_____

Printed Name:_____   Printed Name:_____

Title:_____   Title:_____

Date:_____

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Approval Date	C2 Approval Date	Type of User	Address	Phone Number	Primary Activities
ABN AMRO Clearing Chicago LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	5/13/1985	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8000	Clearing, Transact Business with the Public, Brokerage
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	NA	NA	Member TPH	12 Broad Street 2nd Floor Red Bank, NJ 07701	732-204-8999	Proprietary Trading
Agency Desk, LLC	7/1/2009	NA	NA	NA	NA	NA	Member TPH	590 Madison Avenue 21st Floor New York, NY 10022	212-935-9835	Market Maker
Akuna Securities LLC	9/15/2015	NA	NA	8/14/2017	2/2/2012	2/12/2015	Member TPH	333 S Wabash Avenue Suite 2600 Chicago, IL 60604	312-994-4640	Market Maker, Proprietary Trading
Albert Fried & Company, LLC	8/18/2008	4/15/2011	5/18/2010	5/18/2010	NA	NA	Member TPH	31 W 52nd Street New York, NY 10019	212-827-7000	Agency
Alpha Trading, LP	10/24/2017	10/24/2017	10/24/2017	10/24/2017	NA	NA	Member TPH	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	NA	NA	Member TPH	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
AMS Derivatives B.V.	NA	NA	NA	NA	12/1/2017	NA	Member TPH	Strawinskylann 3095 Amsterdam, 1077ZX Netherlands	31-020-708-7000	Proprietary Trading
Andrie Trading LLC	NA	NA	NA	NA	10/1/1999	NA	Member TPH	440 S LaSalle Street Suite 1110 Chicago, IL 60605	312-663-8195	Market Maker
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	6/6/2012	6/6/2012	Member TPH	One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201	214-765-1055	Clearing, Transact Business with the Public
Archipelago Securities LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	353 N Clark Street Suite 3200 Chicago, IL 60654	312-836-6700	Limited Routing Facility of ICE affiliated Exchanges
Athena Capital Research, LLC	7/1/2009	10/20/2010	NA	NA	NA	NA	Sponsored Participant	440 9th Avenue 11th Floor New York, NY 10001	212-931-9056	Proprietary Trading
ATM Execution LLC	3/15/2012	3/15/2012	3/21/2012	3/21/2012	NA	NA	Member TPH	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1010	Public Customer Business
Barclays Capital Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	9/22/2008	10/6/2010	Member TPH	745 7th Avenue New York, NY 10019	212-526-7000	Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading
Bay Crest Partners, LLC	10/15/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	40 Wall Street 42nd Floor New York, NY 10005	212-480-1400	Agency
Bayes Capital LLC	1/15/2015	1/30/2015	1/30/2015	1/30/2015	NA	NA	Member TPH	54 Jefferson Avenue Suite 2 Westwood, NJ 07675	201-660-7187	Agency
Belvedere Trading LLC	11/1/2011	3/1/2012	11/29/2011	NA	1/3/2005	4/4/2011	Member TPH	10 S Riverside Plaza Suite 2100 Chicago, IL 60606	312-893-3750	Market Maker, Proprietary Trading
Bengal Capital Trading LLC	NA	NA	NA	NA	1/15/2013	NA	Member TPH	440 S LaSalle Street Suite 2121 Chicago, IL 60605	312-362-4928	Proprietary Trading
Benjamin & Jerold Brokerage I LLC	10/1/2009	12/11/2017	12/11/2017	12/11/2017	NA	NA	Member TPH	80 Broad Street 6th Floor New York, NY 10005	646-558-0055	Agency
BGC Financial, LP	8/17/2009	NA	NA	NA	NA	NA	Member TPH	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7000	Agency
Blaylock Van, LLC	5/3/2010	NA	NA	NA	NA	NA	Member TPH	600 Lexington Avenue 3rd Floor New York, NY 10022	212-715-6600	Public Customer Business
Bloomberg Tradebook LLC	10/23/2008	10/4/2010	5/14/2010	5/14/2010	NA	NA	Member TPH	919 3rd Avenue New York, NY 10022	646-324-3178	Agency
Bluefin Trading, LLC	8/3/2009	6/1/2015	9/27/2013	8/13/2013	4/27/2009	NA	Member TPH	3 Park Avenue 37th Floor New York, NY 10016	212-457-9150	Market Maker, Proprietary Trading
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	10/8/2013	11/15/2013	Member TPH	3 Times Square New York, NY 10036	212-885-4000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
BMT Trading, LLC	2/1/2010	NA	NA	NA	NA	NA	Sponsored Participant	800 3rd Avenue New York, NY 10022	212-813-0870	Proprietary Trading
BNP Paribas Prime Brokerage, Inc.	12/3/2012	12/3/2012	NA	NA	NA	NA	Member TPH	787 7th Avenue New York, NY 10019	212-471-6768	Clearing
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	1/5/2005	10/15/2010	Member TPH	787 7th Avenue New York, NY 10019	212-841-2000	Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public
BNY Mellon Capital Markets, LLC	NA	NA	NA	1/17/2017	NA	NA	Member TPH	101 Barclay Street New York, NY 10286	212-815-4972	Market Maker
Boerboel Capital LLC	11/17/2017	NA	NA	NA	2/1/2017	NA	Member TPH	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Market Maker
C&C Trading LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	71 Arch Street 1st Floor Greenwich, CT 06830	212-706-1227	Proprietary Trading
Canaccord Genuity Inc.	10/1/2013	10/1/2013	6/10/2010	6/10/2010	NA	NA	Member TPH	535 Madison Avenue New York, NY 10022	212-389-8000	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary Trading
Cantor Fitzgerald & Co.	10/23/2008	2/13/2015	5/25/2010	5/27/2010	NA	NA	Member TPH	110 E 59th Street 4th Floor New York, NY 10022	212-938-5000	Agency, Institutional Trading
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	1700 Pacific Avenue Suite 1100 Dallas, TX 75201	214-720-0055	Agency
Cardinal Capital Management, LLC	NA	NA	NA	NA	10/1/2007	NA	Member TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker
Cboe Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	NA	NA	Member TPH	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of Cboe affiliated Exchanges
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	60 E 42nd Street Suite 1455 New York, NY 10165	212-888-4711	Market Maker
Charles Schwab & Co., Inc.	NA	NA	NA	4/3/2017	6/2/1980	NA	Member TPH	211 Main Street San Francisco, CA 94105	415-636-7000	Clearing, Transact Business with the Public
Chimera Securities, LLC	6/2/2014	6/2/2014	6/25/2014	6/25/2014	NA	NA	Member TPH	27 Union Square W 4th Floor New York, NY 10003	646-597-6100	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Approval Date	C2 Approval Date	Type of User	Address	Phone Number	Primary Activities
Chimera Securities, LLC	11/17/2017	11/27/2017	11/27/2017	11/17/2017	NA	NA	Sponsored Participant	27 Union Square W 4th Floor New York, NY 10003	646-597-6100	Proprietary Trading
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	2/14/1973	NA	Member TPH	425 Lexington Avenue New York, NY 10017	212-856-4000	Clearing, Transact Business with the Public
Citadel Securities LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	4/17/2002	10/7/2010	Member TPH	131 S Dearborn Street 32nd Floor Chicago, IL 60603	312-395-2100	Market Maker, Order Flow Provider, Brokerage
Citi Order Routing and Execution, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	10/1/2008	9/24/2010	Member TPH	11 Ewall Street Mount Pleasant, SC 29464	843-789-2080	Clearing, Transact Business with the Public
Citigroup Derivatives Markets Inc.	2/15/2018	NA	NA	2/15/2018	12/3/2004	2/25/2011	Member TPH	130 Cheshire Lane Suite 102 Minnetonka, MN 55305	212-723-2960	Market Maker
Citigroup Global Markets Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	5/2/2011	NA	Member TPH	390-388 Greenwich Street New York, NY 10013	212-816-6000	Clearing, Proprietary Trading, Transact Business with the Public
Clarksons Platou Securities, Inc.	NA	NA	1/15/2015	NA	NA	NA	Member TPH	280 Park Avenue 21st Floor New York, NY 10017	212-317-7080	Public Customer Business
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	NA	NA	Member TPH	17 State Street 38th Floor New York, NY 10004	212-531-8500	Public Customer Business
CLSA Americas, LLC	NA	NA	5/21/2013	5/21/2013	NA	NA	Member TPH	1301 Avenue of the Americas 15th Floor New York, NY 10019	212-549-5097	Agency
CM-CIC Market Solutions, Inc.	8/18/2008	NA	NA	NA	NA	NA	Member TPH	520 Madison Avenue New York, NY 10022	212-659-6292	Agency
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	NA	NA	Sponsored Participant	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CMT Trading LLC	3/17/2014	3/17/2014	3/5/2014	3/5/2014	NA	NA	Member TPH	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-930-9050	Market Maker, Proprietary Trading
CMZ Trading, LLC	NA	NA	NA	NA	10/1/2004	NA	Member TPH	141 W Jackson Boulevard Suite 826 Chicago, IL 60604	312-604-3310	Market Maker, Proprietary Trading
CODA Markets, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	2624 Patriot Boulevard Glenview, IL 60026	224-521-2700	ATS
Cognitive Capital, LLC	NA	NA	NA	NA	5/13/2004	NA	Member TPH	141 W Jackson Boulevard Suite 1620 Chicago, IL 60604	312-431-0400	Proprietary Trading
Comhar Capital Markets, LLC	2/27/2017	NA	NA	NA	NA	NA	Member TPH	311 S Wacker Drive Suite 2280A Chicago, IL 60606	872-205-0190	Proprietary Trading
Consolidated Trading, LLC	NA	NA	NA	NA	1/2/2002	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
COR Clearing LLC	10/15/2009	NA	NA	NA	NA	NA	Member TPH	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6100	Clearing Services
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	NA	NA	Member TPH	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1010	Market Maker
Cowen Execution Services LLC	10/15/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	1633 Broadway 48th Floor New York, NY 10019	800-367-8998	Full Service
Cowen Prime Services LLC	3/15/2011	3/15/2011	NA	NA	NA	NA	Member TPH	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1010	Public Customer Business, Proprietary Trading
Credit Suisse Securities (USA) LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	8/14/1981	10/8/2010	Member TPH	11 Madison Avenue New York, NY 10010	212-325-2000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Critical Trading, LLC	7/1/2014	NA	NA	NA	NA	NA	Member TPH	120 W 45th Street 15th Floor New York, NY 10036	646-918-0529	Market Maker, Proprietary Trading
CSS, LLC	NA	NA	NA	NA	8/21/1998	NA	Member TPH	175 W Jackson Boulevard Suite 440 Chicago, IL 60604	312-542-8505	Proprietary Trading
CTC, LLC	3/15/2018	NA	NA	NA	3/25/1998	3/3/2011	Member TPH	440 S LaSalle Street 4th Floor Chicago, IL 60605	312-863-8000	Market Maker
Cutler Group, LP	4/1/2010	10/6/2010	NA	10/16/2015	4/5/1999	NA	Member TPH	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker, Proprietary Trading
Dash Financial Technologies LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	5/19/2000	9/30/2010	Member TPH	311 S Wacker Drive Suite 1000 Chicago, IL 60606	312-986-2006	Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage
Deutsche Bank Securities Inc.	10/15/2008	10/11/2010	5/21/2010	5/21/2010	4/25/1996	8/15/2011	Member TPH	60 Wall Street New York, NY 10005	212-250-2500	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	11/23/1998	1/22/2016	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Market Maker, Proprietary Trading
E*TRADE Securities LLC	NA	NA	NA	6/10/2010	NA	NA	Member TPH	11 Times Square 32nd Floor New York, NY 10036	646-521-4300	Public Customer Business
EG Market Technologies LLC	4/3/2017	4/3/2017	4/3/2017	4/3/2017	NA	NA	Member TPH	767 5th Avenue 45th Floor New York, NY 10153	646-757-2831	Market Maker, Proprietary Trading
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	660 S Figueroa Street Los Angeles, CA 90017	949-533-1885	Market Maker
Essex Radez LLC	2/17/2009	10/1/2010	5/10/2010	5/14/2010	NA	NA	Member TPH	440 S LaSalle Street Suite 1111 Chicago, IL 60605	312-212-1815	Market Maker
Evercore Group LLC	NA	NA	5/10/2017	NA	NA	NA	Member TPH	55 E 52nd Street New York, NY 10055	212-857-3100	Public Customer Business
FIS Brokerage & Securities Services LLC	8/18/2008	10/1/2010	5/6/2010	5/6/2010	NA	NA	Member TPH	2100 Enterprise Avenue Geneva, IL 60134	630-482-7100	Agency
Flow Traders U.S. Institutional Trading LLC	NA	NA	6/1/2016	NA	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Riskless Principal
Flow Traders U.S. LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	8/31/2010	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	NA	NA	Member TPH	175 W Jackson Boulevard Suite 1700 Chicago, IL 60604	312-362-0404	Market Maker
G2 Trading LLC	6/1/2016	NA	NA	NA	NA	NA	Member TPH	325 S Sangamon Street Chicago, IL 60607	404-697-9915	Market Maker, Proprietary Trading
Gelber Securities, LLC	5/1/2015	NA	NA	NA	NA	NA	Member TPH	350 N Orleans Street 7th Floor Chicago, IL 60654	312-408-4354	Market Maker, Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Approval Date	C2 Approval Date	Type of User	Address	Phone Number	Primary Activities
Geneva Stock, LLC	NA	NA	NA	NA	4/6/2001	NA	Member TPH	440 S LaSalle Street Suite 1711 Chicago, IL 60605	312-362-4404	Market Maker
Glenn Smith Trading LLC	NA	NA	NA	NA	9/9/2010	NA	Member TPH	995 Ridgewood Drive Chicago, IL 60185	630-346-8739	Market Maker
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	12/23/2003	9/24/2010	Member TPH	401 City Avenue Bala Cynwyd, PA 19004	610-617-2600	Floor Broker, Transact Business with the Public, Brokerage
Global HFT Management, LLC	10/1/2010	NA	NA	NA	NA	NA	Sponsored Participant	800 3rd Avenue New York, NY 10022	212-813-0870	Proprietary Trading
Global Liquidity Partners, LLC	4/21/2011	5/15/2012	NA	NA	NA	NA	Sponsored Participant	12 Broad Street Suite 201 Redbank, NJ 07701	773-459-4665	Agency
Goldman Sachs & Co. LLC	10/23/2008	10/12/2010	5/14/2010	5/14/2010	2/21/1973	10/8/2010	Member TPH	200 West Street New York, NY 10282	212-902-1000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Gordon, Haskett Capital Corporation	NA	NA	NA	5/2/2016	NA	NA	Member TPH	441 Lexington Avenue 10th Floor New York, NY 10017	212-883-0600	Agency, Institutional Trading
Green Street Trading, LLC	11/1/2011	NA	NA	NA	NA	NA	Member TPH	660 Newport Center Drive Suite 800 Newport Beach, CA 92660	214-749-4730	Agency
Group One Trading, LP	6/2/2015	NA	NA	9/29/2015	11/23/1994	NA	Member TPH	440 S LaSalle Street Suite 3232 Chicago, IL 60605	312-347-8864	Market Maker
GTS Securities LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	NA	NA	Member TPH	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
Hainey Investments Limited	6/16/2014	NA	NA	NA	NA	NA	Sponsored Participant	Themistoki Dervi 41 #806-807 Nicosia, Cyprus	704-248-8224	Proprietary Trading
HAP Trading, LLC	10/1/2009	11/15/2010	NA	6/2/2010	3/16/2001	NA	Member TPH	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Market Maker, Proprietary Trading
Hardcastle Trading USA LLC	4/15/2009	NA	5/25/2010	5/27/2010	5/16/2005	NA	Member TPH	755 Secaucus Road Suite F-1110 Secaucus, NJ 07094	201-305-8888	Proprietary Trading
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	NA	NA	Sponsored Participant	141 W Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary Trading
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary Trading
Hilltop Securities Inc.	10/23/2008	9/1/2010	NA	5/21/2013	10/1/2010	NA	Member TPH	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-1800	Clearing, Transact Business with the Public
HRT Financial LLC	2/1/2010	10/1/2010	5/18/2010	5/18/2010	1/24/2011	1/24/2011	Member TPH	4 World Trade Center 150 Greenwich Street, 57th Floor New York, NY 10007	212-293-1444	Proprietary Trading
HSBC Securities (USA) Inc.	4/3/2017	4/3/2017	4/3/2017	4/3/2017	11/21/2005	NA	Member TPH	452 Fifth Avenue New York, NY 10018	224-880-7116	Clearing, Transact Business with the Public
HTG Capital Partners, LLC	10/3/2016	10/3/2016	10/3/2016	10/3/2016	NA	NA	Sponsored Participant	601 S LaSalle Street 2nd Floor Chicago, IL 60605	312-327-4112	Proprietary Trading
Hybrid Trading & Resources, LLC	NA	NA	NA	NA	3/22/2005	NA	Member TPH	111 W Jackson Boulevard Suite 1146 Chicago, IL 60604	312-427-1585	Floor Broker, Transact Business with the Public
ICAP Corporates LLC	NA	NA	3/28/2013	NA	NA	NA	Member TPH	Harborside 5 Hudson Street, Suite 1200 Jersey City, NJ 07311	212-341-9944	Agency
IEX Services LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	NA	NA	Member TPH	4 World Trade Center 44th Floor New York, NY 10007	646-343-2000	Limited Routing Facility of IEX affiliated Exchanges
IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	7/5/2000	9/24/2010	Member TPH	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
Industrial and Commercial Bank of China Financial Services LLC	5/15/2014	5/15/2014	NA	NA	NA	NA	Member TPH	1633 Broadway 28th Floor New York, NY 10019	212-993-7300	Clearing Services
Instinet LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	12/29/2009	10/6/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-310-9500	Clearing, Transact Business with the Public, Brokerage
Interactive Brokers Corp.	NA	NA	NA	NA	4/21/2009	10/6/2010	Member TPH	8 Greenwich Office Park Greenwich, CT 06831	203-618-5700	Floor Broker, Brokerage
Interactive Brokers LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5710	Full Service
International Correspondent Trading, Inc.	8/18/2008	NA	NA	NA	NA	NA	Member TPH	One University Plaza Suite 301 Hackensack, NJ 07601	201-222-9300	Agency
Israel A. Englander & Co., LLC	NA	NA	NA	NA	10/27/1995	2/14/2011	Member TPH	666 5th Avenue 14th Floor New York, NY 10103	212-841-4567	Floor Broker, Transact Business with the Public, Brokerage
ISTRA, LLC	12/15/2011	12/15/2011	NA	NA	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
ITG Inc.	8/18/2008	10/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006	212-588-4000	Agency
J.P. Morgan Securities LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	10/29/1985	11/18/2010	Member TPH	383 Madison Avenue New York, NY 10179	212-272-2000	Clearing, Transact Business with the Public
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	9/4/2012	NA	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker, Proprietary Trading
Jane Street Options, LLC	1/3/2012	NA	NA	NA	NA	NA	Sponsored Participant	One New York Plaza New York, NY 10004	212-651-6969	Proprietary Trading
Jane Street Options, LLC	4/15/2016	NA	NA	NA	5/2/2005	NA	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	7/9/2012	7/18/2012	Member TPH	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	NA	NA	Member TPH	140 E 45th Street 27th Floor New York, NY 10017	212-885-6300	Agency
Juliet Group, LLC	3/1/2011	3/1/2011	NA	NA	NA	NA	Sponsored Participant	240 E 35th Street #3A New York, NY 10016	646-360-0595	Proprietary Trading
Juliet Labs, LLC	9/20/2017	9/20/2017	9/20/2017	9/20/2017	NA	NA	Sponsored Participant	1 Northside Piers Suite 14H Brooklyn, NY 11249	646-360-0595	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Approval Date	C2 Approval Date	Type of User	Address	Phone Number	Primary Activities
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	4/2/2012	6/6/2017	Member TPH	600 W Chicago Avenue Suite 825 Chicago, IL 60654	312-205-8900	Market Maker, Proprietary Trading
Keefe, Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	NA	NA	Member TPH	787 7th Avenue New York, NY 10019	212-887-7777	Agency
Lakeshore Securities, LP	NA	NA	NA	NA	1/24/1983	NA	Member TPH	401 S LaSalle Street Suite 1000 Chicago, IL 60605	312-663-1307	Clearing, Floor Broker, Market Maker, Transact Business with the Public
Lamberson Capital LLC	NA	NA	NA	NA	3/23/2016	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Lampert Capital Markets Inc.	NA	2/18/2014	2/26/2014	NA	NA	NA	Member TPH	444 Madison Avenue Suite 401 New York, NY 10022	646-833-4900	Introducing Broker
Lampost Capital, LC	NA	NA	NA	3/15/2016	NA	NA	Member TPH	1900 Glades Road Suite 205 Boca Raton, FL 33431	561-883-0454	Public Customer Business, Proprietary Trading
Latour Trading LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	4/8/2011	NA	Member TPH	377 Broadway 10th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Leerink Partners LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1 Federal Street 37th Floor Boston, MA 02110	617-918-4900	Agency
LEK Securities Corporation	8/18/2008	10/1/2010	5/26/2010	5/27/2010	1/9/2001	9/24/2010	Member TPH	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Clearing, Transact Business with the Public
Lightspeed Trading, LLC	8/18/2008	11/15/2010	5/19/2010	5/19/2010	NA	NA	Member TPH	1001 Avenue of the Americas 16th Floor New York, NY 10018	646-393-4800	Proprietary Trading
Lime Brokerage LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	11 E 44th Street Suite 705 New York, NY 10017	212-824-5000	Transact Business with the Public
Liquidnet, Inc.	9/1/2009	9/15/2010	NA	NA	NA	NA	Member TPH	498 7th Avenue 15th Floor New York, NY 10018	646-674-2000	Agency
Lupo Securities, LLC	NA	NA	NA	NA	8/1/1997	NA	Member TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker, Proprietary Trading
Macquarie Capital (USA) Inc.	12/1/2009	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	125 W 55th Street Level 22 New York, NY 10019	212-231-1000	Agency
Marathon Trading Group LLC	2/13/2015	NA	NA	NA	1/30/2013	NA	Member TPH	100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087	610-254-4890	Market Maker, Proprietary Trading
Matrix Executions, LLC	8/18/2008	11/15/2010	NA	11/12/2015	2/1/2008	10/26/2010	Member TPH	601 S LaSalle Street Suite 300 Chicago, IL 60605	312-334-8000	Transact Business with the Public, Brokerage
Meadowhawk Capital, LLC	NA	NA	NA	NA	6/1/2007	NA	Member TPH	141 W Jackson Boulevard Suite 3750 Chicago, IL 60604	773-837-2612	Market Maker
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	4/8/1985	9/24/2010	Member TPH	One Bryant Park, 6th Floor NY1-100-06-01 New York, NY 10036	646-743-1295	Clearing, Brokerage, Transact Business with the Public
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	4/25/1973	9/27/2010	Member TPH	One Bryant Park New York, NY 10036	800-637-7455	Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading
Mint Global Markets, Inc.	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	1717 Route 6 Suite 102 Carmel, NY 10512	800-874-3039	Agency
Mizuho Securities USA, LLC	6/1/2010	1/3/2011	NA	NA	NA	NA	Member TPH	320 Park Avenue 12th Floor New York, NY 10022	212-209-9300	Agency
MKM Partners LLC	8/3/2009	NA	5/14/2010	5/14/2010	NA	NA	Member TPH	300 First Stamford Place 4th Floor East Wing Stamford, CT 06902	203-861-9060	Agency
MNR Executions, LLC	NA	NA	NA	NA	4/30/2008	NA	Member TPH	141 W Jackson Boulevard Suite 3900 Chicago, IL 60604	312-878-4704	Floor Broker, Transact Business with the Public
Monadnock Capital Management, LP	NA	NA	NA	NA	12/1/2014	NA	Member TPH	1845 Walnut Street Suite 940 Philadelphia, PA 19103	267-239-0367	Market Maker
Moors & Cabot, Inc.	NA	4/2/2012	NA	NA	NA	NA	Member TPH	111 Devonshire Street Boston, MA 02109	617-426-0500	Agency
Morgan Stanley & Co. International plc	NA	NA	NA	NA	4/12/2017	NA	Sponsored Participant	20 Bank Street Canary Wharf London, UK E14 4A	###########	
Morgan Stanley & Co. LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	8/20/1980	9/24/2010	Member TPH	1585 Broadway New York, NY 10036	212-761-4000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5100	Limited Routing Facility of Nasdaq affiliated Exchanges
National Financial Services LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	10/8/1987	4/16/2012	Member TPH	200 Seaport Boulevard Boston, MA 02210	617-563-7000	Clearing, Floor Broker, Transact Business with the Public
National Securities Corporation	7/1/2009	NA	NA	NA	NA	NA	Member TPH	One Union Square 600 University Street, Suite 2900 Seattle, WA 98101	206-622-7200	Agency
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	NA	NA	Member TPH	445 Park Avenue New York, NY 10022	212-371-8300	Market Maker
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	9/1/2009	11/16/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-667-9000	Clearing, Transact Business with the Public, Proprietary Trading
Northern Trust Securities, Inc.	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	50 S LaSalle Street Chicago, IL 60603	312-557-2000	Market Maker
Northland Securities, Inc.	12/15/2010	12/15/2010	NA	NA	NA	NA	Member TPH	45 S 7th Street 20th Floor Minneapolis, MN 55402	612-851-5900	Market Maker, Proprietary Trading
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	9/27/2017	NA	Member TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3031	Market Maker
Olivetree Financial, LLC	NA	NA	9/1/2016	NA	NA	NA	Member TPH	420 Lexington Avenue Suite 800 New York, NY 10170	646-930-6600	Agency
Oppenheimer & Co. Inc.	NA	NA	NA	NA	5/17/1973	NA	Member TPH	85 Broad Street 22nd, 24th Floors New York, NY 10004	212-668-8000	Clearing, Transact Business with the Public
Optiver US, LLC	6/15/2009	NA	NA	NA	6/1/2005	9/24/2010	Member TPH	130 E Randolph Street 14th Floor Chicago, IL 60601	312-821-9500	Market Maker
Oscar Gruss & Son Incorporated	8/7/2017	NA	NA	NA	NA	NA	Member TPH	430 Park Avenue 6th Floor New York, NY 10022	212-419-4000	Agency
OTA LLC	8/18/2008	10/7/2010	NA	NA	NA	NA	Member TPH	One Manhattanville Road Purchase, NY 10577	914-694-5800	Institutional Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Approval Date	C2 Approval Date	Type of User	Address	Phone Number	Primary Activities
PEAK6 Capital Management LLC	8/1/2014	NA	NA	2/1/2016	12/2/1997	NA	Member TPH	141 W Jackson Boulevard Suite 500 Chicago, IL 60604	312-444-8000	Proprietary Trading
PEAK6 Capital Management, LLC	11/3/2008	7/15/2011	NA	NA	NA	NA	Sponsored Participant	141 W Jackson Boulevard Suite 500 Chicago, IL 60604	312-362-2401	Market Maker
Penserra Securities, LLC	8/18/2008	10/6/2010	NA	NA	NA	NA	Member TPH	4 Orinda Way Suite 100-A Orinda, CA 94563	212-607-3190	Agency
Pershing LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	2/21/1973	9/28/2010	Member TPH	One Pershing Plaza Jersey City, NJ 07399	201-413-2000	Clearing, Transact Business with the Public
Phillip Capital Inc.	NA	NA	NA	11/27/2017	NA	NA	Member TPH	141 W Jackson Boulevard Suite 3050 Chicago, IL 60604	312-356-9001	Clearing Services
Pictet Overseas Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	NA	NA	Member TPH	1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5	514-288-8161	Agency
Piper Jaffray & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	NA	NA	Member TPH	800 Nicollet Mall Minneapolis, MN 55402	612-303-6000	Market Maker
Potamus Trading, LLC	4/15/2013	4/15/2013	4/11/2013	4/11/2013	NA	NA	Member TPH	2 Seaport Lane 8th Floor Boston, MA 02210	617-855-8722	Market Maker, Proprietary Trading
Princeton Alpha Management, LP	12/1/2015	12/1/2015	12/1/2015	12/1/2015	NA	NA	Sponsored Participant	61 Princeton Hightstown Road West Windsor, NJ 08550	609-269-9212	Agency
PTR, Inc.	NA	NA	NA	NA	8/2/1995	NA	Member TPH	1800 JFK Boulevard Suite 401 Philadelphia, PA 19103	267-909-8368	Floor Broker, Transact Business with the Public
Puma Capital, LLC	NA	NA	6/15/2016	6/15/2016	NA	NA	Member TPH	287 Bowman Avenue 3rd Floor Purchase, NY 10577	212-269-4100	Market Maker, Proprietary Trading
Pundion LLC	2/27/2017	2/27/2017	2/27/2017	2/27/2017	NA	NA	Member TPH	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Quantbot Technologies LP	3/27/2018	3/27/2018	3/27/2018	3/27/2018	NA	NA	Sponsored Participant	369 Lexington Avenue New York, NY 10017	212-622-6510	Proprietary Trading
Quantex Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	NA	NA	Member TPH	70 Hudson Street Hoboken, NJ 07030	201-706-7157	Clearing Services
Quantlab Securities LP	8/18/2008	11/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	3 Greenway Plaza Suite 200 Houston, TX 77046	713-333-3700	Transact Business with the Public, Brokerage
Quiet Light Securities, LLC	NA	NA	NA	NA	5/1/2001	NA	Member TPH	141 W Jackson Boulevard Suite 2020A Chicago, IL 60604	312-431-0573	Market Maker, Proprietary Trading
R.W. Pressprich & Co.	2/17/2009	11/15/2010	6/2/2010	6/2/2010	NA	NA	Member TPH	452 5th Avenue New York, NY 10018	212-832-6200	Agency
Rackson Asset Management, LLC	10/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	2000 Broadway Suite 22C New York, NY 10023	212-724-2567	Proprietary Trading
Rainier Investment Management, Inc.	1/4/2010	NA	NA	NA	NA	NA	Sponsored Participant	601 Union Street Suite 2801 Seattle, WA 98101	206-518-6658	Hedge Fund
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	11/24/1993	10/19/2010	Member TPH	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
Robert W. Baird & Co. Incorporated	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	777 E Wisconsin Avenue Milwaukee, WI 53202	414-765-3500	Market Maker
Ronin Capital, LLC	NA	NA	NA	NA	12/17/2001	NA	Member TPH	350 N Orleans Street Suite 2N Chicago, IL 60654	312-244-5000	Market Maker
Ronin Professional, LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	1/2/2008	10/20/2010	Member TPH	350 N Orleans Street Suite 2N Chicago, IL 60654	312-244-5400	Order Flow Provider, Transact Business with the Public, Brokerage
Rosenblatt Securities Inc.	8/18/2008	10/6/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	40 Wall Street 59th Floor New York, NY 10005	212-607-3100	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	NA	NA	Member TPH	888 San Clemente Suite 400 Newport Beach, CA 92660	949-720-5700	Market Maker
SAC Capital Advisors, LP	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant	72 Cummings Point Road Stamford, CT 06902	203-890-2275	Hedge Fund
Safra Securities LLC	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	546 5th Avenue New York, NY 10036	212-704-5500	Market Maker
SageTrader, LLC	3/1/2016	6/5/2017	6/5/2017	6/1/2016	NA	NA	Member TPH	340 Pine Street Suite 501 San Francisco, CA 94104	415-293-3894	Public Customer Business
SAL Equity Trading, GP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-3000	Agency, Institutional Trading
Sanford C. Bernstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	8/13/2013	NA	Member TPH	1345 Avenue of the Americas New York, NY 10105	212-969-1000	Clearing, Proprietary Trading, Transact Business with the Public
Santander Investment Securities Inc.	4/15/2009	1/3/2011	NA	NA	NA	NA	Member TPH	45 E 53rd Street New York, NY 10022	212-350-3500	Institutional Trading
Scotia Capital (USA) Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	250 Vesey Street New York, NY 10281	212-225-6500	Institutional Trading
Scottrade, Inc.	6/1/2010	11/15/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	700 Maryville Centre Drive St. Louis, MO 63141	314-965-1555	Public Customer Business
Seven Points Capital, LLC	NA	NA	5/14/2010	NA	NA	NA	Member TPH	805 3rd Avenue 15th Floor New York, NY 10022	212-760-0760	Agency
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	4/23/2004	1/2/2015	Member TPH	245 Park Avenue New York, NY 10167	212-278-6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Silver Fern Investments, LLC	8/20/2015	8/20/2015	8/20/2015	8/20/2015	NA	NA	Sponsored Participant	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary Trading
Simplex Trading, LLC	3/16/2015	NA	NA	4/13/2017	8/12/2010	3/1/2017	Member TPH	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
SMBC Nikko Securities America, Inc.	8/7/2017	8/7/2017	8/7/2017	8/7/2017	NA	NA	Member TPH	277 Park Avenue 5th Floor New York, NY 10172	212-224-5039	Institutional Trading
SogoTrade, Inc.	NA	NA	NA	6/19/2017	NA	NA	Member TPH	11 Broadway Suite 514 New York, NY 10004	646-885-6486	Public Customer Business
Stifel, Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	NA	NA	Member TPH	501 N Broadway St. Louis, MO 63102	314-342-2000	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Approval Date	C2 Approval Date	Type of User	Address	Phone Number	Primary Activities
Summit Securities Group, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	6/6/2012	NA	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4066	Market Maker, Proprietary Trading
Sumo Captial, LLC	7/15/2013	NA	NA	10/15/2015	3/3/2008	NA	Member TPH	440 S LaSalle Street Suite 2101 Chicago, IL 60605	312-324-0326	Market Maker, Proprietary Trading
SumRidge Partners, LLC	NA	NA	NA	12/27/2017	NA	NA	Member TPH	111 Town Square Place Suite 320 Jersey City, NJ 07310	201-898-2520	Proprietary Trading
Sun Trading LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	100 S Wacker Drive Suite 300 Chicago, IL 60606	312-924-4777	Market Maker, Proprietary Trading
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	800-825-9550	Agency, Institutional Trading
Susquehanna Investment Group	NA	NA	NA	NA	5/1/1987	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker
Susquehanna Securities	10/15/2014	10/15/2014	10/15/2014	10/15/2014	4/4/1994	9/24/2010	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker, Proprietary Trading
Synergy Capital Management, LLC	8/1/2016	NA	NA	NA	6/5/2007	NA	Member TPH	141 W Jackson Boulevard Suite 1530 Chicago, IL 60604	312-986-8869	Proprietary Trading
TD Ameritrade Clearing, Inc.	5/3/2011	5/3/2011	NA	5/27/2010	NA	NA	Member TPH	200 S 108th Avenue Omaha, NE 68154	800-669-3900	Public Customer Business, Clearing Services
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	NA	NA	Member TPH	555 5th Avenue 7th Floor New York, NY 10017	212-973-9700	Public Customer Business
Tewksbury Investment Fund, Ltd.	7/1/2011	7/1/2011	1/6/2015	1/6/2015	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Proprietary Trading
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary Trading
Themis Trading LLC	8/18/2008	10/1/2010	NA	NA	NA	NA	Member TPH	10 Town Square Suite 100 Chatham, NJ 07928	973-665-9600	Agency
ThinkTrade, LLC	2/1/2010	10/20/2010	1/9/2015	1/9/2015	NA	NA	Sponsored Participant	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Proprietary Trading
Timber Hill LLC	NA	NA	NA	NA	12/27/1996	12/15/2010	Member TPH	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5800	Clearing, Market Maker
TJM Investments, LLC	NA	NA	NA	NA	3/11/2013	NA	Member TPH	318 W Adams Street 9th Floor Chicago, IL 60606	312-432-5100	Floor Broker, Transact Business with the Public
TMT Investments, LLC	NA	NA	NA	NA	4/2/2008	NA	Member TPH	440 S LaSalle Street Suite 1729 Chicago, IL 60605	312-362-3024	Market Maker
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6400	Proprietary Trading
TradeKing	10/15/2009	11/15/2010	NA	NA	NA	NA	Member TPH	888 E Las Olas Boulevard Suite 300 Fort Lauderdale, FL 33301	877-495-5464	Agency
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	NA	NA	Member TPH	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7900	Market Maker
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary Trading
TRC Markets LLC	4/13/2017	4/13/2017	4/13/2017	4/13/2017	NA	NA	Member TPH	710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464	917-388-8644	Agency
Trinity Executions, LLC	NA	NA	NA	NA	11/1/2011	NA	Member TPH	141 W Jackson Boulevard Suite 3900 Chicago, IL 60604	312-878-4704	Floor Broker, Transact Business with the Public
Tudor, Pickering, Holt & Co. Securities, Inc.	8/18/2008	10/17/2011	NA	NA	NA	NA	Member TPH	1111 Bagby Suite 4900 Houston, TX 77002	713-333-7100	Agency
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary Trading
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	9/15/2017	NA	Member TPH	100 Avenue of the Americas 19th Floor New York, NY 10013	212-625-5700	Market Maker
U.S. Securities, Intl. Corp.	NA	NA	NA	NA	7/3/1973	NA	Member TPH	120 Broadway Suite 1017 New York, NY 10271	212-227-0800	Transact Business with the Public
UBS Financial Services Inc.	NA	NA	NA	NA	12/11/1972	NA	Member TPH	1200 Harbor Boulevard Weehawken, NJ 07086	201-352-3000	Clearing, Transact Business with the Public
UBS Securities LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	10/1/1998	10/8/2010	Member TPH	1285 Avenue of the Americas New York, NY 10019	203-719-3000	Clearing, Proprietary Trading, Transact Business with the Public
Ustocktrade Securities, Inc.	4/17/2015	NA	NA	NA	NA	NA	Member TPH	275 Grove Street Suite 2-400 Newton, MA 02466	617-340-3041	Public Customer Business, Proprietary Trading
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	NA	NA	Member TPH	7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Americas LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	9/18/2009	3/17/2011	Member TPH	300 Vesey Street New York, NY 10282	646-682–6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Virtu Financial BD LLC	11/17/2008	10/7/2010	5/27/2010	5/27/2010	3/1/2010	6/12/2012	Member TPH	307 Camp Craft Road Austin, TX 78743	800-544-7508	Proprietary Trading
Virtu Financial Capital Markets LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	300 Vesey Street New York, NY 10282	212-418-0100	Proprietary Trading
Vision Financial Markets LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	12/11/2006	NA	Member TPH	120 Long Ridge Road 3 North Stamford, CT 06902	203-388-2700	Clearing, Transact Business with the Public
Volant Execution, LLC	6/15/2011	NA	NA	10/1/2015	4/12/2005	9/24/2010	Member TPH	111 W Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5000	Clearing, Brokerage
Volant Liquidity, LLC	4/15/2011	NA	5/27/2010	5/27/2010	2/1/2010	3/23/2011	Member TPH	250 Vesey Street Suite 2601 New York, NY 10281	646-804-7900	Market Maker, Order Flow Provider, Brokerage
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	NA	NA	Member TPH	17 Battery Place 11th Floor New York, NY 10004	212-709-9400	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Approval Date	C2 Approval Date	Type of User	Address	Phone Number	Primary Activities
Walleye Trading LLC	12/1/2008	11/12/2010	NA	4/17/2018	6/1/2006	NA	Member TPH	2800 Niagara Lane North Plymouth, MN 55447	952-345-6611	Market Maker
Wedbush Securities Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	2/23/2012	3/8/2012	Member TPH	1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017	213-688-8090	Clearing
Wells Fargo Clearing Services, LLC	7/1/2016	NA	NA	NA	11/14/2016	NA	Member TPH	One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103	314-875-3000	Clearing, Transact Business with the Public
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	4/1/2014	3/31/2014	Member TPH	550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	704-410-1913	Clearing, Proprietary Trading
Western International Securities, Inc.	8/18/2008	11/15/2010	NA	NA	NA	NA	Member TPH	70 S Lake Avenue Suite 700 Pasadena, CA 91101	626-793-7717	Market Maker
Wolverine Execution Services, LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	3/1/2006	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-4000	Clearing, Floor Broker, Transact Business with the Public, Brokerage
Wolverine Securities, LLC	NA	NA	NA	5/31/2017	NA	NA	Member TPH	175 W Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-4000	Market Maker
Wolverine Trading, LLC	10/3/2011	NA	NA	10/1/2015	7/12/1994	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-4000	Market Maker, Proprietary Trading
X-Change Financial Access, LLC	NA	NA	NA	NA	5/1/2003	NA	Member TPH	440 S LaSalle Street Suite 2900 Chicago, IL 60605	312-235-0320	Clearing, Floor Broker, Transact Business with the Public
XR Securities LLC	1/15/2009	11/15/2010	5/10/2012	5/10/2012	11/30/2007	NA	Member TPH	550 W Jackson Boulevard Suite 1000 Chicago, IL 60661	312-244-4500	Market Maker, Proprietary Trading